                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For fiscal year ended December 31, 1994


                          Commission File Number I-8889



                    MORRISON KNUDSEN CORPORATION SAVINGS PLAN
            ---------------------------------------------------------
                              (Full Title of Plan)



                          MORRISON KNUDSEN CORPORATION
                             MORRISON KNUDSEN PLAZA
                               BOISE, IDAHO 83729
     -----------------------------------------------------------------------
                 (Name and Address of Issuer of the Securities)




                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   Morrison Knudsen Corporation Savings Plan


                                        /s/  John Zabala
Date:   August 31, 1995            _____________________________________
                                   John Zabala
                                   Plan Committee Member

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN




                              ---------------------





                              FINANCIAL STATEMENTS

                        AND INDEPENDENT AUDITORS' REPORT

                           December 31, 1994 and 1993

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Independent Auditors' Report                                                   2

Financial Statements:

  Statements of Net Assets Available for
     Benefits as of December 31, 1994 and 1993                                 3

  Statements of Changes in Net Assets Available
     for Benefits for the Years Ended
     December 31, 1994 and 1993                                                4

Notes to Financial Statements                                               5-14

Supplemental Schedules:

  Item 27(a) - Schedule of Assets Held for Investment Purposes
     as of December 31, 1994                                                  15

  Item 27(d) - Schedule of Reportable Transactions
     for the Year Ended December 31, 1994                                     16

INDEPENDENT AUDITORS' REPORT


Administrative Committee
Morrison Knudsen Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Morrison Knudsen Corporation Savings Plan (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in Note 3 is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. These supplemental schedules and Fund Information are the responsibility of the Plan's management. The supplemental schedules and Fund Information disclosed in Note 3 have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


DELOITTE & TOUCHE LLP
Boise, Idaho
July 20, 1995

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS

                           December 31, 1994 and 1993

                                 --------------



ASSETS                                                   1994                 1993
                                                     ------------        ------------
Cash                                                 $     19,799        $     12,856

Investments at fair value (Notes 3 and 9):
  Mutual funds                                        101,716,080          93,342,876
  Common stock                                         16,207,064          23,811,256
  Participant notes receivable                          3,211,325           2,741,306
                                                     ------------        ------------

    Total investments                                 121,134,469         119,895,438
                                                     ------------        ------------
Receivables:
  Participants' contributions                             765,552               8,445
  Employer's contributions                                183,605               2,065
                                                     ------------        ------------

    Total receivables                                     949,157              10,510
                                                     ------------        ------------

NET ASSETS AVAILABLE FOR BENEFITS                    $122,103,425        $119,918,804
                                                     ------------        ------------
                                                     ------------        ------------






The accompanying notes are an integral part of these financial statements.

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS

                     Years Ended December 31, 1994 and 1993

                                ----------------


                                                               1994                1993
                                                          ------------        ------------
Participants' contributions                                $23,288,969         $21,756,386

Employer's contributions                                     5,294,752           5,205,873

Investment income - net                                      7,579,076           6,403,872

Net appreciation (depreciation)
  in fair value of investments (Note 3)                    (17,822,871)          7,676,752

Participants' withdrawals                                  (16,155,305)        (10,024,844)
                                                          ------------        ------------

Increase in net assets                                       2,184,621          31,018,039

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year                                          119,918,804          88,900,765
                                                          ------------        ------------


End of year                                               $122,103,425        $119,918,804
                                                          ------------        ------------
                                                          ------------        ------------








The accompanying notes are an integral part of these financial statements.

                          MORRISON KNUDSEN CORPORATION

                                  SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                -----------------

1.   DESCRIPTION OF THE PLAN

     The Morrison Knudsen Corporation (the Company) Savings Plan (the Plan) is a defined contribution plan covering all salaried employees of the Company and its subsidiaries who (1) have attained the age of 21, (2) are citizens of the United States of America, and (3) are not covered by a collective bargaining agreement. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

     FORFEITURES: Forfeited amounts are first used to restore previously forfeited accounts, if the participants repay the full amount of the distribution received upon termination prior to 6 consecutive breaks in service, any remaining forfeitures are then used to offset employer's contributions.

     CONTRIBUTIONS: Participants can elect to contribute from 1 to 15 percent of annual eligible pre-tax compensation to the Plan. The maximum allowable annual contribution by a participant was $9,240 and $8,994 in 1994 and 1993, respectively. Such contributions are tax deferred under sections 401(a) and 401(k) of the Internal Revenue Code. Prior to January 1, 1989 participants were also permitted to make after-tax, voluntary contributions to the Plan. Compensation, as defined by the Plan, includes salaries, commissions, bonuses, and overtime pay. Compensation does not include amounts deferred into the Morrison Knudsen Deferred Compensation Plan.

     The Company matches, on a dollar for dollar basis, the employees contribution to the Plan up to 2% of their annual eligible compensation. Additionally, the Company may make elective contributions to the Plan in such amounts as it determines. Elective Company contributions and participants' non-vested forfeitures are allocated to accounts established on behalf of participants in the proportion each participant's compensation bears to the total compensation of all participants. As of December 31, 1994, the Company has not made any elective contributions to the Plan. See also subsequent events discussion in Note 10.

     VESTING: Participants vest 100% in their salary deferral and voluntary contribution accounts. Participants vest in the Company contributions over a five year period at 20 percent per year, or upon retirement, death or disability.

     PAYMENT OF BENEFITS: Upon a participant's retirement, death, or separation from service, a distribution of benefits shall be made in the form of a lump sum cash payment unless an election is made to retain the account balance in the Plan. Upon a participant's retirement or separation from service, a participant, with an account balance of up to $3,500, may choose to retain their account balance in the Plan for up to one year. If a participant's account balance is $3,500 or more, the participant may retain the account balance in the Plan until age 65.

2.   SUMMARY OF ACCOUNTING POLICIES

     The financial statements of the Plan are presented on the accrual basis of accounting.

     Investments are stated at fair value as determined by quoted market prices.

     Participant notes receivable are valued at nominal cost plus accrued interest which approximates fair value.

     Dividend income is recorded on the ex-dividend date. Interest is recorded as earned on the accrual basis.

     Purchases and sales of investments are recorded on the trade date.

3.   INVESTMENT OF FUNDS AND FUND PERFORMANCE

     Participants' accounts are held in a trust and invested at the participants' direction in investment funds selected by the Plan's Administrative Committee (the Committee). The Committee also determines the manner in which participants may direct the investment of their accounts. Each participant must allocate Plan contributions among one or more of these investment funds in 1% increments.

     Except as otherwise indicated, T. Rowe Price is the investment manager for each of the investment funds. Earnings (net of administrative expenses) for each fund are allocated to a participant's account in that fund in the proportion that the value of such account has to the value of all accounts in that investment fund.

     The Committee has selected the following investment funds:

     1. THE UNRESTRICTED STOCK FUND. The Unrestricted Stock Fund invests in common stock of the Company. This fund is not a diversified fund as its performance will depend entirely on the performance of the common stock of the Company, which may increase or decrease. Dividends received with respect to the shares held in the Unrestricted Stock Fund will be reinvested in the fund.

     The following table sets forth the market price per share of Common Stock of the Company, adjusted to give effect to the two-for-one stock split in May, 1992.

     YEAR        RANGE DURING YEAR      AT DECEMBER 31          ANNUAL DIVIDENDS
     1984          $13.38-17.13             $17.00                    $.70
     1985           16.50-23.94              23.63                     .74
     1986           19.63-26.13              21.38                     .74
     1987           14.75-27.81              16.63                     .74
     1988           15.75-22.00              19.69                     .74
     1989           18.38-24.25              23.31                     .74
     1990           15.19-30.25              21.44                     .74
     1991           18.88-30.37              24.81                     .74
     1992           17.87-28.63              21.63                     .80
     1993           19.38-27.13              25.13                     .80
     1994           12.50-29.87              12.75                     .80

     Fund assets were $2,302,103 and $3,392,496 at December 31, 1994 and 1993.

     2. RESTRICTED STOCK FUND. The Savings Plan also provides for a Restricted Stock Fund which is invested in common stock of the Company. Each participant in the Company's Employee Stock Ownership Plan ("ESOP") has shares of common stock of the Company allocated to their ESOP accounts based on the participant's salary deferral in the Plan's Restricted Stock Fund. Under these circumstances, the greater the investment in the Restricted Stock Fund, generally the greater the allocation in the ESOP. However, the Restricted Stock Fund is not a diversified fund as its performance will depend entirely on the performance of the common stock of the Company, which may increase or decrease. Dividends received with respect to shares held in the Restricted Stock Fund will be reinvested in the fund. Furthermore, amounts invested in the Restricted Stock Fund may not be withdrawn, except in the case of financial hardship or until a participant separates from service with the Company. The market price per share of common stock of the Company is set forth above in the discussion of the Unrestricted Stock Fund. Fund assets were $13,904,961 and $20,418,760 at December 31, 1994 and 1993.

     3. THE STABLE VALUE FUND. The Stable Value Fund invests primarily in a portfolio of GICs, BICs and SICs, issued by U.S. and Canadian insurance companies, banks and other issuers deemed to be creditworthy by T. Rowe Price. Fund assets were $30,969,188 and $31,734,434 at December 31, 1994 and 1993.

     4. INTERNATIONAL STOCK FUND. The International Stock Fund invests in common stocks of non-United States companies. The portfolio is both geographically and industrially diversified around the world. However, like any international undertaking, the International Stock Fund can be subject to risks and market cycles that cannot be controlled by the economic policies of the United States. In addition, investment returns do not necessarily parallel those realized through domestic investments. Fund assets were $6,578,740 and $5,178,697 at December 31, 1994 and 1993.

     5. NEW ASIA FUND. The New Asia Fund invests in companies in the newly emerging countries of Asia and the Pacific Basin. Its goal is to take advantage of the expected new growth opportunities in these countries which are in an earlier, more dynamic stage of development than more mature economies such as Japan. It is the most aggressive international fund offered. Fund assets were $3,299,430 and $2,574,435 at December 31, 1994 and 1993.

     6. GROWTH STOCK FUND. The Growth Stock Fund invests primarily in common stocks of growth companies chosen by T. Rowe Price. The Growth Stock Fund invests almost exclusively in common stocks and tends to have a price per share that is somewhat less stable than that of the Equity Income Fund. Fund assets were $14,137,055 and $14,107,936 at December 31, 1994 and 1993.

     7. NEW ERA FUND. The New Era Fund focuses on companies which own or develop natural resources like gold, oil, chemicals, forest products and other basic commodities. It is designed to provide an inflation hedge with the potential for high capital growth. Fund assets were $365,799 and $172,196 at December 31, 1994 and 1993.

     8. NEW HORIZONS FUND. The New Horizons Fund invests primarily in the common stock of emerging growth companies. Investing in emerging growth companies can be quite risky, and the New Horizons Fund can experience a high level of price volatility. Fund assets were $5,452,599 and $5,023,236 at December 31, 1994 and 1993.

     9. NEW INCOME FUND. The New Income Fund invests in investment-grade debt securities. Focus is on longer-term U.S. Government issues, finance industry bonds and other securities. The average maturity of the portfolio is adjusted based on interest rate forecasts. Fund assets were $346,626 and $316,701 at December 31, 1994 and 1993.

     10. PRIME RESERVE FUND. The Prime Reserve Fund invests in a diversified portfolio of domestic and foreign U.S. dollar-denominated money market securities rated within the two highest credit categories assigned by established rating agencies or, if not rated, of equivalent investment quality as determined by T. Rowe Price. At least 65% of the Prime Reserve Fund total assets is maintained in prime money market instruments with the highest credit category assigned by an established rating agency. No further deposits were allowed to be made to the Prime Reserve Fund after December 31, 1989. Fund assets were $3,028,066 and $2,907,801 at
     December 31, 1994 and 1993.

     11. SMALL-CAP VALUE FUND. The Small-Cap Value Fund targets small-capitalization company stocks, which provide higher returns than large-capitalization companies, but with greater risk. The Fund seeks to reduce this risk through in-depth research to target small-cap companies whose values are not reflected in their stock prices. Fund assets were $1,889,893 and $1,423,535 at December 31, 1994 and 1993.

     12. EQUITY INDEX FUND. The Equity Index Fund invests in common stocks that compose the Standard & Poor's 500 Stock Index. It seeks capital appreciation and performance in line with the overall U.S. stock market. Fund assets were $791,317 and $586,649 at December 31, 1994 and 1993.

     13. GLOBAL GOVERNMENT BOND FUND. The Global Government Bond Fund diversifies its assets across a wide range of high-quality foreign and U.S. Government bonds. This is the most conservative international fund offered and is designed to take a prudent approach to delivering the highest yields available from government bonds worldwide. Fund assets were $93,836 and $75,900 at December 31, 1994 and 1993.

     14. U.S. TREASURY MONEY FUND. The U.S. Treasury Money Fund invests exclusively in securities guaranteed by the full faith and credit of the U.S. Government. The Fund generates income and provides capital protection. Fund assets were $2,223,448 and $1,373,802 at December 31, 1994 and 1993.

     15. GROWTH AND INCOME FUND. The Growth and Income Fund searches out opportunities in undervalued, out-of-favor stocks in order to provide both capital growth and current income. It is expected to be less volatile than stocks in general. Fund assets were $2,010,211 and $1,673,131 at December 31, 1994 and 1993.

     16. SHORT-TERM BOND FUND. The Short-Term Bond Fund invests in short- and intermediate-term securities, focusing on high-quality Treasuries, CDs and finance industry bonds. It is designed to yield higher-than-money market income and offers more stability than longer term bond funds. Fund assets were $314,932 and $262,586 at December 31, 1994 and 1993.

     17. HIGH YIELD FUND. The High Yield Fund invests aggressively in a wide range of medium-to-lower quality, longer term bonds. It is designed for investors seeking the highest yielding opportunities in the bond market and is the highest yielding corporate fund offered. It is expected to be the most volatile. Fund assets were $659,457 and $608,080 at December 31, 1994 and 1993.

     18. NEW AMERICA GROWTH FUND. The New America Growth Fund invests in companies in the financial services, health care, travel and leisure, food service, airline, media, and computer software industries, as well as other companies in the service sector. Fund assets were $2,327,023 and $2,101,296 at December 31, 1994 and 1993.

     19. SCIENCE & TECHNOLOGY FUND. The Science and Technology Fund invests in a wide range of industries, including computers, genetic engineering, communications, health care and waste management. Fund assets were $6,301,175 and $4,267,732 at December 31, 1994 and 1993.

     20. U.S. TREASURY INTERMEDIATE FUND. The U.S. Treasury Intermediate Fund invests in Government securities featuring higher-than-money market income, more stability than long-term bonds and maximum credit safety. Fund assets were $569,101 and $555,736 at December 31, 1994 and 1993.

     21. U.S. TREASURY LONG-TERM FUND. The U.S. Treasury Long-Term Fund invests primarily in long-term Treasury bonds to provide high income and maximum credit safety. It is expected to earn the highest yields and have the greatest price swings of any of the offered Treasury Funds. Fund assets were $486,192 and $407,752 at December 31, 1994 and 1993.

     22. GNMA FUND. The GNMA Fund invests in mortgage-backed securities that are 100 percent guaranteed for timely payment of principal and interest by the U.S. Treasury. The Fund's share price and yield are not guaranteed. This Fund seeks the highest current income that is consistent with preserving the investor's capital and providing maximum credit protection. Fund assets were $552,102 and $538,291 at December 31, 1994 and 1993.

     23. EQUITY INCOME FUND. The Equity Income Fund invests primarily in dividend-paying common stocks of companies chosen by T. Rowe Price. This fund also has the flexibility to invest in corporate, government and municipal bonds, preferred stock warrants and options. Fund assets were $15,058,349 and $14,469,607 at December 31, 1994 and 1993.

     24. CAPITAL APPRECIATION FUND. The Capital Appreciation Fund invests in undervalued and out-of-favor stocks and balances its aggressive approach with prudent risk management. The Fund has the flexibility to move into short-term money market investments during times of market uncertainty.
     The Fund's primary goal is capital growth. Fund assets were $1,101,989 and $820,186 at December 31, 1994 and 1993.

     25. INTERNATIONAL BOND FUND. The International Bond Fund invests primarily in high-quality government and corporate bonds issued in foreign currencies. It is designed to provide high current income, capital growth potential and the benefits of diversifying investments worldwide. Fund assets were $478,120 and $405,213 at December 31, 1994 and 1993.

     26. EUROPEAN STOCK FUND. The European Stock Fund invests primarily in European companies in markets and sectors which have strong growth potential. The Fund's goal is long-term capital appreciation. Fund assets were $790,848 and $488,766 at December 31, 1994 and 1993.

     27. SPECTRUM INCOME FUND. The Spectrum Income Fund is invested in a variety of income instruments, including Treasuries, GNMAs, high-quality bonds, high-yield bonds, foreign issues and dividend-producing stocks. It offers broad diversification in meeting long-term goals. Fund assets were $656,619 and $507,028 at December 31, 1994 and 1993.

     28. SPECTRUM GROWTH FUND. The Spectrum Growth Fund invests in domestic and international stocks with growth and income potential, and money market securities to add stability. It primarily seeks capital growth and, secondarily, income by diversifying investment. Fund assets were $1,233,965 and $762,150 at December 31, 1994 and 1993.

     Investments that represent 5 percent or more of the Plan's net assets are separately identified below:



                                          December 31, 1994             December 31, 1993
                                          -----------------             -----------------
                                       Number of         Fair         Number of        Fair
                                        Shares           Value         Shares          Value
                                       --------          -----        --------         -----
Investments at Fair Value
  Stable Value Fund                     30,969,188    $30,969,188     31,734,434    $31,734,434
  Equity Income Fund                       942,325     15,058,349        869,045     14,469,607
  Growth Stock Fund                        753,976     14,137,055        690,888     14,107,936
  Morrison Knudsen Corporation
    Restricted Stock Fund                1,090,585     13,904,961        812,687     20,418,760
  International Stock Fund                 581,161      6,578,740
  Science & Technology Fund                291,182      6,301,175

During 1994 and 1993, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value by $(17,822,871) and $7,676,752, respectively, as follows:

                                                        1994             1993
                                                        ----             ----
     Mutual Funds                               ($ 4,042,493)      $4,867,770
     Common Stock                               ( 13,780,378)       2,808,982
                                                -------------      ----------

                                                ($17,822,871)      $7,676,752
                                                -------------      ----------
                                                -------------      ----------

Following is a statement of changes in net assets available for benefits by fund at December 31, 1994 and 1993.

                                                    YEAR ENDED DECEMBER 31, 1994

                                                     Participant Directed Funds

                               -------------- ------------ ------------- -------- --------------- -------- ------------- -----------
                                Unrestricted   Restricted   Participant   Stable   International     New       Growth        New
                                    Stock         Stock     Notes Rec.     Value       Stock        Asia        Stock        Era
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions        $640,618    $7,490,031               $2,749,619  $1,042,337     $778,097   $1,310,716    $79,506

Employer's Contributions            254,806                                878,426     308,790      245,745      432,443     27,304

Investment income - net             122,445       689,486                1,821,627     414,993      359,881    1,287,166     22,262

Net appreciation
(depreciation) in
fair value of investments        (1,827,660)  (11,952,718)                       0    (485,264)  (1,015,018)  (1,154,395)   (11,366)

Participants' withdrawals          (503,467)   (2,778,164)   (272,599)  (4,968,492)   (604,233)    (353,467)  (1,511,918)   (22,922)

Interfund transfers                 222,865        37,564     742,618   (1,246,426)    723,420      709,757     (334,893)    98,819
                               ------------- ------------- ----------- ------------- ----------- ------------ ------------ ---------
Increase (decrease)
in net assets                    (1,090,393)   (6,513,799)    470,019     (765,246)  1,400,043      724,995       29,119    193,603

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                 3,392,496    20,418,760   2,741,306   31,734,434   5,178,697    2,574,435   14,107,936    172,196
                               ------------- ------------- ----------- ------------- ----------- ------------ ------------ ---------

End of year                      $2,302,103   $13,904,961  $3,211,325  $30,969,188  $6,578,740   $3,299,430  $14,137,055   $365,799
                               ------------- ------------- ----------- ------------- ----------- ------------ ------------ ---------
                               ------------- ------------- ----------- ------------- ----------- ------------ ------------ ---------

                               -------------- ------------- ----------- ----------- ----------- ------------ ---------- -----------
                                     New           New         Prime     Small-Cap    Equity       Global       U.S.      Growth &
                                  Horizons       Income       Reserve      Value       Index     Govt. Bond   Treasury     Income

ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions       $774,792     $101,832      $352,409    $440,132    $206,960      $32,723    $600,935    $610,376

Employer's Contributions           291,545       28,978       112,234     143,006      78,386        9,248     286,842     195,240

Investment income - net            493,804       24,646       111,311     143,707      31,206        5,023      69,378     113,696

Net appreciation
(depreciation) in
fair value of investments         (455,565)     (31,014)            0    (167,617)    (20,279)      (7,085)          0    (115,887)

Participants' withdrawals         (541,629)     (29,820)     (576,989)   (181,584)    (71,099)      (6,253)   (264,809)   (251,861)

Interfund transfers               (133,584)     (64,697)      121,300      88,714     (20,506)     (15,720)    157,300    (214,484)
                               ------------- ------------ ------------ ------------ ---------- ------------ ------------ -----------
Increase (decrease)
in net assets                      429,363       29,925       120,265     466,358     204,668       17,936     849,646     337,080

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                5,023,236      316,701     2,907,801   1,423,535     586,649       75,900   1,373,802   1,673,131
                               ------------- ------------ ------------ ------------ ---------- ------------ ------------ -----------
End of year                     $5,452,599     $346,626    $3,028,066  $1,889,893    $791,317      $93,836  $2,223,448  $2,010,211
                               ------------- ------------ ------------ ------------ ---------- ------------ ------------ -----------
                               ------------- ------------ ------------ ------------ ---------- ------------ ------------ -----------
                                ----------- ---------- ----------- ------------ ------------ ------------- ---------- --------------
                                     S/T       High        New       Science &   US Treasury  US Treasury    Ginnie       Equity
                                    Bond       Yield     America    Technology  Intermediate   Long-Term       Mae        Income

ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions       $103,063    $235,784   $647,077   $1,247,102     $173,221     $133,762     $151,765    $1,558,398

Employer's Contributions            34,663      79,298    205,635      449,070       67,931       65,535       53,078       508,371

Investment income - net             16,498      62,466     53,295       99,137       35,612       32,298       39,386     1,247,972

Net appreciation
(depreciation) in
fair value of investments          (24,809)   (115,348)  (218,303)     748,285      (46,945)     (57,122)     (47,051)     (588,771)

Participants' withdrawals          (54,912)   (111,524)  (244,710)    (617,274)    (129,385)     (66,186)     (59,982)   (1,502,144)

Interfund transfers                (22,157)    (99,299)  (217,267)     107,123      (87,069)     (29,847)    (123,385)     (635,084)
                                ----------- ----------- ---------- ------------ ------------ ------------ ------------ -------------
Increase (decrease)
in net assets                       52,346      51,377    225,727    2,033,443       13,365       78,440       13,811       588,742

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                  262,586     608,080  2,101,296    4,267,732      555,736      407,752      538,291    14,469,607
                                ----------- ----------- ---------- ------------ ------------ ------------ ------------ -------------

End of year                       $314,932    $659,457 $2,327,023   $6,301,175     $569,101     $486,192     $552,102   $15,058,349
                                ----------- ----------- ---------- ------------ ------------ ------------ ------------ -------------
                                ----------- ----------- ---------- ------------ ------------ ------------ ------------ -------------
                                ------------ ----------------- ----------- -------------- ------------ ------------- ---------------
                                   Capital     International    European      Spectrum      Spectrum
                                Appreciation       Bond           Stock        Income        Growth        Other          Total

ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions        $259,856       $114,923      $156,261      $221,728      $317,839      $757,107      $23,288,969

Employer's Contributions             78,922         43,789        57,152        65,412       111,363       181,540        5,294,752

Investment income - net              90,241         37,290        13,531        45,555        95,162                      7,579,076

Net appreciation
(depreciation) in
fair value of investments           (54,881)       (43,937)        8,620       (56,461)      (82,280)                   (17,822,871)

Participants' withdrawals           (74,511)       (62,571)      (48,802)     (104,849)     (139,149)                   (16,155,305)

Interfund transfers                 (17,824)       (16,587)      115,320       (21,794)      168,880         6,943                0
                               -------------- -------------- ------------- ------------- ------------- ------------- ---------------
Increase (decrease)
in net assets                       281,803         72,907       302,082       149,591       471,815       945,590        2,184,621

NET ASSETS AVAILABLE
  FOR BENEFITS:

Beginning of year                   820,186        405,213       488,766       507,028       762,150        23,366      119,918,804
                               -------------- -------------- ------------- ------------- ------------- ------------- ---------------

End of year                      $1,101,989       $478,120      $790,848      $656,619    $1,233,965      $968,956     $122,103,425
                               -------------- -------------- ------------- ------------- ------------- ------------- ---------------
                               -------------- -------------- ------------- ------------- ------------- ------------- ---------------


                                     --------------  --------------   --------------   --------------   -------------   ------------
                                      Unrestricted     Restricted       Participant        Stable       International       New
                                          Stock          Stock          Notes Rec.         Value            Stock           Asia
ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions             $657,036        $7,713,826                        $3,092,811        $693,114       $355,191

Employer's Contributions                 288,107                                           1,164,412         256,887        115,939

Investment Income - net                  107,440           486,077                         1,956,058         125,164         50,228

Net appreciation (depreciation)
in fair value of investments             447,213         2,361,769                                 0       1,211,624        739,804

Participants' withdrawals               (324,451)       (1,485,746)       (114,775)       (4,532,535)       (205,339)       (96,816)

Interfund transfers                     (344,091)               40       2,856,081        (3,601,539)         51,640        954,126
                                      -----------      ------------     -----------      ------------     -----------   ------------

Increase (decrease) in net assets        829,256         9,075,966       2,741,306        (1,920,793)      2,133,090      2,118,472

NET ASSETS AVAILABLE
 FOR BENEFITS:

Beginning of year                      2,563,240        11,342,794               0        33,655,227       3,045,607        455,963
                                      -----------      ------------     -----------      ------------     -----------   ------------

End of year                           $3,302,496       $20,418,780      $2,741,306       $31,734,434      $5,178,097     $2,574,495
                                      -----------      ------------     -----------      ------------     -----------   ------------
                                      -----------      ------------     -----------      ------------     -----------   ------------



                                                       ------------    ------------     -------------     -----------   ------------
                                                            S/T            High              New          Science &     US Treasury
                                                            Bond           Yield           America        Technology    Intermediate

ADDITIONS TO (DEDUCTIONS FROM)
NET ASSETS ATTRIBUTED TO:

Participants' Contributions                               $102,651        $215,957          $524,656        $950,992       $201,186

Employer's Contributions                                    41,091          75,075           191,330         360,648         80,536

Investment Income - net                                     13,582          40,122            83,700         491,291         28,893

Net appreciation (depreciation)
in fair value of investments                                  (194)         37,832           183,315         134,243          6,261

Participants' withdrawals                                   (7,948)        (43,925)          (79,231)       (151,273)       (99,901)

Interfund transfers                                        (56,679)         76,959           319,678       1,256,631         (7,762)
                                                       ------------    ------------     -------------     -----------   ------------


Increase (decrease) in net assets                           92,503         402,020         1,223,448       3,042,532        209,033

NET ASSETS AVAILABLE
 FOR BENEFITS:

Beginning of year                                          170,083         206,060           877,848       1,226,200        346,703
                                                       ------------    ------------     -------------     -----------   ------------

End of year                                               $262,688        $606,000        $2,101,296      $4,267,732       $665,738
                                                       ------------    ------------     -------------     -----------   ------------
                                                       ------------    ------------     -------------     -----------   ------------





                                      -----------      ------------    ------------     -------------     -----------   ------------
                                         Growth              New            New              New             Prime         Small-Cap
                                         Stock               Era          Horizons          Income          Reserve          Value

ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions           $1,362,003           $56,208        $787,244          $155,852        $244,967       $370,808

Employer's Contributions                 508,080            24,067         299,339            30,606         110,578        114,783

Investment Income - net                  780,943            11,788         711,225            17,501          77,272         43,473

Net appreciation (depreciation)
in fair value of investments           1,152,699             6,902         143,132             4,199              (2)       154,966

Participants' withdrawals               (779,935)          (11,430)       (228,434)          (31,936)       (943,783)       (49,926)

Interfund transfers                     (857,682)              (11)        151,907           (23,174)       (464,528)       359,919
                                      -----------      ------------    ------------     -------------     -----------   ------------

Increase (decrease) in net assets      2,153,886            87,510       1,844,413           153,046        (375,476)       966,043

NET ASSETS AVAILABLE
 FOR BENEFITS:

Beginning of year                     11,954,048            84,666       3,178,823           163,655       3,263,277        435,492
                                      -----------      ------------    ------------     -------------     -----------   ------------

End of year                          $14,107,936          $172,196      $5,023,238          $316,701      $2,907,801     $1,423,535
                                      -----------      ------------    ------------     -------------     -----------   ------------
                                      -----------      ------------    ------------     -------------     -----------   ------------



                                      -----------      ------------    ------------     -------------    -------------  ------------
                                      US Treasury         Ginnie          Equity           Capital       International    European
                                       Long-Term            Mae           Income         Appreciation         Bond          Stock

ADDITIONS TO (DEDUCTIONS FROM)
NET ASSETS ATTRIBUTED TO:

Participants' Contributions             $149,701          $153,679      $1,622,292          $268,492        $141,641       $124,827

Employer's Contributions                  70,842            65,040         579,082            78,393          50,340         42,642

Investment Income - net                   29,658            35,729       1,048,616            32,313          39,139          2,807

Net appreciation (depreciation)
in fair value of investments               2,866            (5,857)        852,533            49,822          16,449         78,880

Participants' withdrawals                (22,073)          (78,116)       (922,735)          (56,364)        (33,923)       (16,300)

Interfund transfers                      (16,689)          (64,321)     (1,063,195)          111,421        (112,480)        31,551
                                      -----------      ------------    ------------     -------------     -----------   ------------

Increase (decrease) in net assets        214,305           106,154       2,096,573           472,077         101,166        204,216

NET ASSETS AVAILABLE
 FOR BENEFITS:

Beginning of year                        193,447           432,137      12,373,034           348,109         304,047        224,558
                                      -----------      ------------    ------------     -------------     -----------    -----------

End of year                             $407,752          $536,291     $14,469,607          $820,188        $405,213       $486,708
                                      -----------      ------------    ------------     -------------     -----------    -----------
                                      -----------      ------------    ------------     -------------     -----------    -----------





                                      -----------      ------------    ------------     -------------
                                         Equity           Global           U.S.            Growth &
                                         Index          Govt. Bond       Treasury           Income

ADDITIONS TO (DEDUCTIONS FROM)
 NET ASSETS ATTRIBUTED TO:

Participants' Contributions             $241,897           $43,824        $565,635          $576,164


Employer's Contributions                  83,615             9,937         262,807           171,698

Investment Income - net                   12,977             5,230          25,918            91,003

Net appreciation (depreciation)
in fair value of investments              27,893               211               0            42,168

Participants' withdrawals                (28,369)           (7,118)       (105,139)          (57,833)

Interfund transfers                      (56,641)          (19,358)         26,467           320,066
                                      -----------      ------------     -----------     -------------

Increase (decrease) in net assets        281,062            32,726         796,688         1,143,566

NET ASSETS AVAILABLE
 FOR BENEFITS:

Beginning of year                        306,597            43,174         576,114           529,548
                                      -----------      ------------     -----------     -------------

End of year                             $506,649           $75,900      $1,373,802        $1,673,131
                                      -----------      ------------     -----------     -------------
                                      -----------      ------------     -----------     -------------


                                      -----------      ------------     -----------     -------------
                                       Spectrum          Spectrum
                                        Income            Growth            Other            Total

ADDITIONS TO (DEDUCTIONS FROM)
NET ASSETS ATTRIBUTED TO:

Participants' Contributions             $220,299          $223,568        ($48,175)      $21,756,386

Employer's Contributions                  61,911            71,376          (9,238)        5,206,873

Investment Income - net                   31,051            54,876                         6,403,872

Net appreciation (depreciation)
in fair value of investments               8,006            48,470                         7,676,752

Participants' withdrawals                (65,459)          (44,309)                      (10,024,844)

Interfund transfers                       47,241           120,215          10,408                 0
                                      -----------      ------------     -----------     -------------

Increase (decrease) in net assets        293,048           466,198         (47,005)       31,018,039

NET ASSETS AVAILABLE
 FOR BENEFITS:

Beginning of year                        213,960           295,954          70,371        88,900,765
                                      -----------      ------------     -----------     -------------

End of year                             $507,028          $762,150         $23,300      $119,918,804
                                      -----------      ------------     -----------     -------------
                                      -----------      ------------     -----------     -------------


4.   WITHDRAWALS PAYABLE

     As of December 31, 1994 and 1993, net assets available for benefits included benefits of $553,660 and $771,843, respectively, due to participants who have withdrawn from participation in the Plan.

5.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated March 29, 1988, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, accordingly, income of the Plan is exempt from Federal income taxes under provisions of section 501(a) of the Code. The Plan Administrator and its qualified tax counsel do not anticipate that changes in the Plan after the date of the amendments covered by the Internal Revenue Service determination letter will affect the qualified status of the Plan.

6.   PLAN TERMINATION

     Although the Company has not expressed any intent to do so, the Company retains the right under the Plan to discontinue contributions to or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

7.   RELATED PARTY TRANSACTIONS

     The Company incurred approximately $128,335 and $110,523 of general and administrative expenses of the Plan for 1994 and 1993, respectively.

8.   UNALLOCATED ASSETS

     At December 31, 1994 and 1993, contributions receivable of $949,157 and $10,510 respectively, were not allocated to participant accounts.

9.   PARTICIPANT NOTES RECEIVABLE

     Beginning January 1, 1993, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their account balance. Loan transactions are treated as transfers between the investment funds and the Participant Notes Fund.
     Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of one percent above prime at the time of the loan. The interest rate varies from 7.0 to 8.25 percent for participants' notes outstanding at December 31, 1994.
     Principal and interest are paid ratably through bi-weekly payroll deductions.

10.  SUBSEQUENT EVENTS

     Participants who contributed to the Plan's restricted stock fund were eligible for an allocation of shares in the Employee Stock Ownership Plan
     (ESOP) not to exceed 3% of participant's eligible compensation. Effective March 31, 1995, due to the depletion of unallocated shares in the ESOP, the entire 5% was matched in cash to any participant in the Plan who contributed at least 5% of their total salary to the Plan at that time.

     Effective February 22, 1995, the Restricted Stock Fund established in 1990 was renamed the MK Stock Fund with restrictions lifted from this fund.

     Effective May 31, 1995, the Company's fiduciary insurance carrier was changed from the Aetna Casualty and Surety Company to the National Union Fire Insurance Company.

                                                                      SCHEDULE 1

                    MORRISON KNUDSEN CORPORATION SAVINGS PLAN
          ITEM 27 (A) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994


Identity of                       Description of
 Borrower                         Investment                        Cost          Current Value
 --------                         ----------                        ----          -------------
Common Stock
- ------------
Morrison Knudsen Corporation(1)   Unrestricted Stock           $  3,809,906        $  2,302,103
Morrison Knudsen Corporation(2)   Restricted Stock               23,969,005          13,904,961
                                                                -----------          ----------
                                                               $ 27,778,911        $ 16,207,064
                                                               ------------        ------------
                                                               ------------        ------------
MUTUAL FUNDS
T. Rowe Price                     Stable Value Fund            $ 30,969,188        $ 30,969,188
T. Rowe Price                     International Stock Fund        6,259,700           6,578,740
T. Rowe Price                     New Asia Fund                   3,651,404           3,299,430
T. Rowe Price                     Growth Stock Fund              13,570,407          14,137,055
T. Rowe Price                     New Era Fund                      375,796             365,799
T. Rowe Price                     New Horizons Fund               5,501,632           5,452,599
T. Rowe Price                     New Income Fund                   370,442             346,626
T. Rowe Price                     Prime Reserve Fund              3,028,066           3,028,066
T. Rowe Price                     Small-Cap Value Fund            1,921,982           1,889,893
T. Rowe Price                     Equity Index Fund                 780,067             791,317
T. Rowe Price                     Global Government Bond Fund       101,085              93,836
T. Rowe Price                     U.S. Treasury Money Fund        2,223,448           2,223,448
T. Rowe Price                     Growth and Income Fund          2,079,703           2,010,211
T. Rowe Price                     Short-Term Bond Fund              336,298             314,932
T. Rowe Price                     High Yield Fund                   728,620             659,457
T. Rowe Price                     New America Growth Fund         2,332,936           2,327,023
T. Rowe Price                     Science & Technology Fund       5,426,957           6,301,175
T. Rowe Price                     U.S. Treasury Inter. Fund         605,530             569,101
T. Rowe Price                     U.S. Treasury Long-Term Fund      534,052             486,192
T. Rowe Price                     GNMA Fund                         594,373             552,102
T. Rowe Price                     Equity Income Fund             14,177,670          15,058,349
T. Rowe Price                     Capital Appreciation Fund       1,127,626           1,101,989
T. Rowe Price                     International Bond Fund           512,837             478,120
T. Rowe Price                     European Stock Fund               734,313             790,848
T. Rowe Price                     Spectrum Income Fund              701,315             656,619
T. Rowe Price                     Spectrum Growth Fund            1,289,545           1,233,965
                                                               ------------        ------------

                                                               $ 99,934,992        $101,716,080
                                                               ------------        ------------
                                                               ------------        ------------

Participant Notes Receivable      Promissory Notes             $  3,211,325        $  3,211,325
                                                               ------------        ------------
                                                               ------------        ------------

    (1)  There were 180,557 shares of Morrison Knudsen Corporation stock held at December 31, 1994.
    (2)  There were 1,090,585 shares of Morrison Knudsen Corporation stock held at December 31, 1994.

                                                                      SCHEDULE 2

                    MORRISON KNUDSEN CORPORATION SAVINGS PLAN
                ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS

            SERIES OF SECURITY TRANSACTIONS IN EXCESS OF FIVE PERCENT
                   OF PLAN ASSETS AT THE BEGINNING OF THE YEAR

                          YEAR ENDED DECEMBER 31, 1994

    Identity of              Description of     Purchase             Selling           Cost of           Net Gain
    Party Involved                Asset           Price               Price             Asset            or (Loss)
- -------------------------------------------------------------------------------------------------------------------
Morrison Knudsen
Corporation:
Restricted Stock                  Stock         $8,232,905                              $8,232,905               -

T. Rowe Price:                   Pooled
Stable Value Fund               Investment      $7,101,571                              $7,101,571               -


T. Rowe Price:                   Pooled
Stable Value Fund              Investment                           $7,866,817          $7,866,817               -